Filed Pursuant to Rule 424(b)(3)
File No. 333-290835

MONROE CAPITAL ENHANCED CORPORATE LENDING FUND
SUPPLEMENT NO. 4 DATED FEBRUARY 20, 2026
TO THE PROSPECTUS DATED DECEMBER 5, 2025

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Monroe Capital Enhanced Corporate Lending Fund (the “Fund”), dated December 5, 2025 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement are as follows: is to update the Prospectus, effective immediately, to include the Current Report on Form 8-K filed with the SEC on February 20, 2026 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

Appendix A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): February 20, 2026

Monroe Capital Enhanced Corporate Lending Fund
(Exact name of registrant as specified in its charter)

Delaware	814-01919	33-6956497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

155 North Wacker Drive, 35th Floor
Chicago, Illinois	60606
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (312) 258-8300
Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03. Amendments to Articles of Incorporation or Bylaws.
Third Amended and Restated Declaration of Trust
On February 20, 2026, the Board of Trustees (the “Board”) of Monroe Capital Enhanced Corporate Lending Fund (the “Fund”) approved an amendment and restatement of the Fund’s Second Amended and Restated Declaration of Trust (as amended, the “Third Amended and Restated Declaration of Trust”). The Fund adopted the Third Amended and Restated Declaration of Trust as a result of comments issued by state securities regulators in connection with their review of the Fund’s public registered offering. The Third Amended and Restated Declaration of Trust, among other things: (1) revises the defined term “Liquidity Event” to include the receipt by shareholders of the Fund, in exchange for their shares of the Fund, of securities that are approved for trading on a national securities exchange or national securities association registered with the Securities and Exchange Commission (the “SEC”); (2) clarifies liability under federal and state securities laws in connection with the use of appraisals in connection with a “roll-up transaction”; and (3) revises provisions relating to the ability of shareholders to bring a direct action against the Fund or the Board to state that such right is subject to the same conditions required for the bringing of a derivative action under the Third Amended and Restated Declaration of Trust and the Delaware Statutory Trust Act. The Third Amended and Restated Declaration of Trust became effective immediately.
The foregoing description of the Third Amended and Restated Declaration of Trust does not purport to be complete and is qualified in its entirety by reference to the full text of the Third Amended and Restated Declaration of Trust, which is attached as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.
Second Amended and Restated Bylaws
On February 20, 2026, the Board approved an amendment and restatement of the Fund’s Amended and Restated Bylaws (as amended, the “Second Amended and Restated Bylaws”). The Fund adopted the Second Amended and Restated Bylaws as a result of comments issued by state securities regulators in connection with their review of the Fund’s public registered offering. The Second Amended and Restated Bylaws, among other things, revises provision related to contested election where no trustee receives sufficient votes to be elected. The Second Amended and Restated Bylaws became effective immediately.
The foregoing description of the Second Amended and Restated Bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amended and Restated Bylaws, which is attached hereto as Exhibit 3.2 to this Current Report on Form 8-K and is incorporated herein by reference.
Item 8.01. Other Events.
Distribution
On February 20, 2026, the Board declared a distribution in the form of a dividend for its Class I common shares of beneficial interest (the “Class I Shares”) in the amount of $0.18 per Share to shareholders of record as of the open of business on February 27, 2026, to be paid in cash on or about March 24, 2026. This distribution will be paid in cash or reinvested in the Class I Shares for shareholders participating in the Fund’s distribution reinvestment plan.
Net Asset Value
The net asset value per Share as of January 31, 2026, as determined in accordance with valuation policies and procedures of Monroe Capital BDC Advisors, LLC, the Fund’s investment adviser (the “Adviser”), is $25.65. As of January 31, 2026, the Fund had total net asset value of approximately $101.3 million and had $110.5 million of principal debt outstanding, resulting in a debt-to-equity ratio of approximately 1.09x.
As of January 31, 2026, the Fund had no Class S common shares of beneficial interest (the “Class S Shares”) or Class D common shares of beneficial interest (the “Class D Shares”) outstanding.

Portfolio Update
As of January 31, 2026, the Fund had investments in 38 portfolio companies, having an aggregate fair value of approximately $207.3 million. As of January 31, 2026, 100% of the debt investments at fair value in the Fund’s portfolio were floating rate.
The weighted-average closing date annual EBITDA of the portfolio companies in the Fund’s debt investment portfolio as of January 31, 2026 was approximately $22.8 million. These calculations are based on the weighted-average last-twelve-month EBITDA (as of the initial deal closing date) for all debt investments, excluding ARR Loans. Amounts are weighted based on the fair value of each respective investment as of January 31, 2026. Amounts were derived from the most recently available portfolio company financial statements as of the initial deal closing date, have not been independently verified by the Fund, and may reflect a normalized or adjusted amount. Accordingly, the Fund makes no representation or warranty in respect of this information.
The closing date weighted average loan-to-value (“LTV”) of the portfolio companies in the Fund’s debt investment portfolio as of January 31, 2026 was approximately 35.1%. This figure includes all debt investments and represents the net ratio of LTV for each portfolio company as of the initial deal closing date, weighted based on the fair value of each respective investment as of January 31, 2026. Closing date LTV is calculated as the total net debt through each respective loan tranche divided by the estimated enterprise value of the portfolio company as of the initial closing date.
The following table shows the composition of the Fund’s investment portfolio at fair value and as percentage of the Fund’s total investments at fair value (in thousands) as of January 31, 2026:

	January 31, 2026
Fair Value:
Senior secured loans	$ 195,428	94.3%
Equity investments	11,850	5.7%
Total	$ 207,278	100.0%
The following table shows the Fund’s portfolio composition by industry at fair value and as percentage of the Fund’s total investments at fair value (in thousands) as of January 31, 2026:

	January 31, 2026
Fair Value:
Automotive	$ 7,435	3.6%
Banking	1,620	0.8%
Chemicals, Plastics & Rubber	6,930	3.3%
Consumer Goods: Durable	5,083	2.5%
Consumer Goods: Non-Durable	9,896	4.8%
Containers, Packaging & Glass	3,950	1.9%
Environmental Industries	5,204	2.5%
FIRE: Finance	7,628	3.7%
Healthcare & Pharmaceuticals	30,284	14.6%
High Tech Industries	33,662	16.2%
Media: Advertising, Printing & Publishing	8,938	4.3%
Retail	1,266	0.6%
Services: Business	56,882	27.4%
Services: Consumer	10,063	4.9%
Software	4,963	2.4%
Transportation: Cargo	13,474	6.5%
Total	$ 207,278	100.0%

Status of Public Offering
The Fund is currently publicly offering on a continuous basis up to $1.0 billion of its Class I Shares, Class S Shares and Class D Shares (the “Common Shares”), pursuant to a registered offering (the “Public Offering”). The following table lists the Common Shares issued and total consideration for the Public Offering as of the date of this filing (through the February 2, 2026 subscription date). Additionally, the Fund has sold an aggregate of approximately 3,948,488 unregistered Class I Shares as part of private offerings to affiliates of the Adviser for aggregate gross proceeds of approximately $100.0 million.
The table below does not include Common Shares issued through the Fund’s distribution reinvestment plan. The Fund intends to continue selling Common Shares in the Public Offering on a monthly basis.

	Common Shares Issued	Total Consideration (in thousands)
Class I	41,462	$ 1,064
Class S	—	—
Class D	—	—
Total Public Offering	41,462	$ 1,064
Item 9.01 Financial Statements and Exhibits
(d) Exhibits.

Exhibit No.	Description
3.1	Third Amended and Restated Declaration of Trust of the Fund
3.2	Second Amended and Restated Bylaws of the Fund
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Monroe Capital Enhanced Corporate Lending Fund

Date: February 20, 2026	By:	/s/ Christopher Lund
	Name:	Christopher Lund
	Title:	Chief Financial Officer